EDGAR CORRESPONDENCE

June 6, 2012

Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Cindy Rose

Re:    Clipper Fund Annual Report dated December 31, 2011

Dear Ms. Rose:

You have asked Clipper Fund (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments on its Annual Report dated December 31, 2011. SEC comments are in bold, Registrant responses immediately follow.

1. The printed booklet (and the PDF on Clipper Fund’s website) includes a shareholder letter. The shareholder letter includes references to Davis New York Venture Fund. The bottom of each page of the shareholder letter includes the statement “Not a part of Annual Report to Fund shareholders”. Please explain presence of the shareholder letter in the annual report.

Davis Advisors regularly produces shareholder letters for Clipper Fund, Selected American Shares, and Davis New York Venture Fund. Davis Advisors is committed to communicating with our investment partners as candidly as possible because we believe our investors benefit from understanding our investment philosophy and approach. These shareholder letters qualify as “sales literature” under FINRA rules and are filed as such with FINRA. The shareholder letter included in Clipper Fund’s 12/31/11 annual report is materially the same as the shareholder letter produced for Selected American Shares which was filed with FINRA and received a clean FINRA review letter dated April 20, 2012.

2. “Value Measures” in Note 1 on page 20 discusses Level I, II, and III securities. Consider whether ASC 820 requires additional disclosure describing transfers between the different levels, including the amounts and the reasons for the transfers.

The Respondent believes that the existing disclosure is appropriate. For the year ended December 31, 2011 there were no transfers between Levels I, II, and III. In the future Respondent agrees to add a statement similar to “there were no transfers into Level 2 from Level 1” where appropriate.

3. Page 15 of the annual report includes footnote “(c) A portion of these securities is pledged to cover unfunded capital commitments at December 31, 2011”. Please explain.

Clipper Fund invested in SKBHC Holdings LLC which has a right to make future capital calls contingent upon the occurrence of specified events. Specific lots of American Express and Loews Corp. common stock have been segregated on Clipper Fund’s books to cover the unfunded portion of the contingent capital commitment to SKBHC Holdings LLC. American Express and Loews Corp. common stock holdings have been tagged with footnote (c) in the Schedule of Investments to disclose the segregation. Clipper Fund’s Statement of Assets and Liabilities did not include a separate line item for the contingent unfunded capital commitment both because it is a contingent liability and because the dollar amount is immaterial. The final paragraph in Note 1 includes the following disclosure:

Unfunded Capital Commitments—Unfunded capital commitments represent agreements which obligate the Fund to meet capital calls in the future. Payment would be made when a capital call is requested. Capital calls can only be made if and when certain requirements have been fulfilled; thus, the timing and the amount of such capital calls cannot readily be determined. Unfunded capital commitments are recorded when capital calls are requested. As of December 31, 2011, unfunded capital commitments amounted to $8,213,084.

Tandy Representations

Clipper Fund acknowledges that

1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.

Please call the undersigned at 520/434-3771 with any comments or questions.

Respectfully,

/s/ Thomas Tays
Thomas Tays
Vice President & Secretary

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